February 5, 2010

Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 4631
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Green Earth Technologies, Inc.
Amendment No. 3 to Form 10
Filed January 22, 2010
File No. 0-53797

Dear Ms. Long:

           We submit this response to your letter dated February 1, 2010. This letter is being filed electronically through the EDGAR system as an adjunct to Amendment No. 4 to the above-referenced Registration Statement. In addition, we are sending you by overnight courier a copy of Amendment No. 4 marked to show changes from Amendment No. 3 to the Registration Statement as well as a hard copy of this letter.

           Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review, we have incorporated your comments in bold into this response letter.

1.          We note your response to comments 2 in our letter dated January 13, 2010. We have the following comments:

  You indicate that you have identified several new suppliers. However, it does not appear that you have entered into any agreements with these suppliers to produce your performance products. Please revise to clearly disclose, if true, that you do not have any arrangements with these suppliers to product [sic] your products. Please also clarify whether you currently have the capability to produce any performance products at this time.

  In light of the fact that you do not have any arrangements with new suppliers, please explain in greater detail how the loss of Bio Tec does not impact your business, as (i) it would appear you do not have any suppliers producing performance products at this time, (ii) you have not developed your own formulations for your products, and (iii) it appears that you will have to rely, for the foreseeable future, on product formulations of new suppliers. In responding to this comment, please address current levels of product supply and the period of time necessary to get new suppliers manufacturing your products once you enter into new arrangements, whether the loss of Bio Tec will impact your revenues, and whether the new formulations, whether of new suppliers or that you develop, will alter the nature of your performance products.

Pamela A. Long
Assistant Director
Division of Corporation Finance
February 5, 2010

Additional disclosure has been added to pages 10 and 33 to (i) clarify that we have not concluded any agreements with new suppliers for our performance products and that we have developed our own formulations for 2- and 4-cycle oil and are working with bio-diesel plants in Michigan and New Jersey, multiple additive companies, formulators and blending facilities to produce these products and others for us on a contract basis using our proprietary formulations; (ii) explain why we do not think Bio Tec’s termination will have an adverse impact on our business and (iii) whether new formulations will alter the nature of our performance products. Our response includes information on our current inventory levels of various performance products and when we expect to receive shipments from new suppliers.

Financial Statements

3. Summary of Significant Accounting Policies

Property and Equipment, page F-15
Intangible Assets, page F-15

2.          We have read your response to comment 6 from our letter dated January 13, 2010. You have revised your statements of operations to specifically state that cost of sales is exclusive of depreciation and amortization. Please revise MD&A on pages 33, 34 and 35 and anywhere in the filing where you discuss “cost of sales” to label the corresponding caption as “cost of sales (exclusive of depreciation and amortization).”

We revised all references to “cost of sales” in our Amendment No. 4 to Form 10 to read “cost of sales (exclusive of depreciation and amortization)”. See pages 33-35.

Very truly yours,

GREEN EARTH TECHNOLOGIES, INC.

By:	/s/ Greg Adams
Greg Adams, Chief Financial Officer